October 28, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the "2004 Form 10-K")

Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005 (the "June 30 Form 10-Q")

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated September 30, 2005 (the "September 30 Letter") regarding the Company's above-referenced filings. The responses to the Staff's comments are provided in the order in which the comments were set out in the September 30 Letter and are numbered correspondingly.

The Staff's comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 16 — Gain on Sale of Assets and Settlement of Long-term Debt, page 94

1.

In your response to prior comment 2, you state that in analyzing the embedded derivatives you have identified the following: a call option that you, as the issuer, wrote and a put option that you purchased. You note that both options are contingent upon the same conditions occurring/not occurring, and both have the same strike price. You also indicate that prior to either the put or call being exercised, you have agreed to pay the holder of the Exchangeable Securities the equivalent of the distribution paid on the CD1 Units, subject to a floor of 3% per annum. You have analyzed these in the aggregate, and determined that you have a "synthetic total return swap". You have then determined that this "synthetic total return swap" qualifies as a non-option based derivative

It is unclear to us how you determined that this is a "synthetic total return swap" in light of the minimum payment (the floor of 3% per annum). A typical total return swap would have the Exchangeable Securities bear interest at an adjustable rate equal to the

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

equivalent percentage of the actual monthly distribution paid on the CDI unit. Tell us the consideration you gave to the 3% floor in determining that this was a "synthetic total return swap."

We concluded that the floor of 3% per annum was a non-substantive feature and did not alter our determination of the "synthetic total return swap" created by the call option and put option embedded in the Exchangeable Debentures and the payment of interest under the Exchangeable Debentures was equivalent to the monthly distribution of the CDI units (subject to the 3% floor).

The debentures were issued in December 1, 2003 and were expected to be exchanged by the holders in the very near future when the Exchange Events had occurred. In fact, at the time of issuing the Exchangeable Debentures, the Company believed that the CDI financial targets would be met and therefore the Company believed that it was merely the passage of the time and the issuance of the audited financial statements for the year ended December 31, 2003 that was pending in order for the exchange to take place. The actual returns to the Exchangeable Debenture holders were far in excess of the 3% floor for the period from the inception on May 29, 2003 to December 31, 2003. For this period, the Fund had made cash distributions representing an annualized return of 13.5%, far in excess of the 3% floor provided for by the Exchangeable Securities. In addition, the historical estimated return for the year ended December 31, 2002, as disclosed in the Fund's prospectus, was 13.9%. Given the high rate of historical returns and the anticipation of equivalent high returns in the period that the Exchangeable Debentures were to remain outstanding, the 3% floor was considered non-substantive.

We have had discussions with the underwriter (CIBC) of the Exchangeable Debentures regarding the 3% floor. They indicated that the 3% floor was included to enable the security to be classified as a debt instrument under the tax regulations. The underwriters stated that the rate was deemed insignificant and added no value to the Exchangeable Debenture. As further evidence that the floor had no value on the date of issue; the underwriter indicated that if the 3% floor did have value, the Exchangeable Debenture would have been issued at a premium to the price of the CDI unit on the date of issue. This was not the case as the Exchangeable Debenture was issued at a price of $8.75 when the CDI units were trading at $9.50.

We determined that there were three embedded derivatives that required separate accounting under FASB 133, and a host contract as follows:

1.

MDC, as the issuer, has written a call option — i.e. MDC has given the holder of the Exchangeable Securities the right, but not the obligation, to exchange (call) the Exchangeable Securities for CDI Units, once an Exchange Event has occurred

2.

MDC purchased a put option — i.e., MDC has obtained from the holder of the Exchangeable Securities the right, but not the obligation, to redeem the Exchangeable Securities in return for CDI Units, once an Exchange Event has occurred. Both options are contingent upon the same

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

conditions occurring/not occurring. Both have the same strike price and the same maturity date; and neither is required to be exercised before maturity. As discussed in our response to question 2 below, we concluded that these two options are required to be considered as on forward contract under DIG Issue K3.
3.

Prior to either the call or put being exercised, MDC has agreed to pay the holders of the Exchangeable Securities the equivalent of the distributions paid on the CDI Units, subject to floor of 3% per annum. We viewed this as being, in substance, a swap contract where the Company was committed to pay the distributions paid on the CDI Units, subject to floor of 3% per annum and receive floating-rate interest.

4.	The host was considered to be a floating rate debt contract.

We next considered DIG Issue B15, which states: "[Statement 133] paragraph 12 does not permit an entity to account separately for more than one derivative feature embedded in a single hybrid instrument. If a hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under Statement 133.

•

An entity is not permitted to separate a compound embedded derivative instrument into components representing different risks (for example, based on the risks discussed in paragraphs 21(f) and 29(g)) and then account for those components separately.

•

If a compound embedded derivative instrument is comprised of multiple embedded derivative features that all involve the same risk exposure (for example, the risk of changes in market interest rates, the creditworthiness of the obligor, or foreign currency exchange rates), but those embedded derivative features differ from one another by including or excluding optionality or by including a different optionality exposure, an entity is also not permitted to separate that compound embedded derivative instrument into components that would be accounted for separately."

The synthetic derivate that DIG Issue B15 required us to construct was composed of the following cash flows:

1.	An obligation to pay the holders of the Exchangeable Debentures the equivalent of the distributions paid on the CDI Units, subject to floor of 3% per annum up until an "Exchange Event" occurs;
2.

A deemed right to receive floating interest up until an "Exchange Event" occurs. This is a "deemed right" because it is not explicitly called for in the Exchangeable Debentures, but it offsets the deemed floating interest payable on the debt host contract.

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

3.	Upon an "Exchange Event" occurring, an obligation to exchange the Exchangeable Debenture (i.e. the debt host contract) for the CDI Units.

We considered these cash flows to be, in substance, the economic equivalent of a total return swap on the CDI Units. That is, the synthetic embedded derivative passes the cash flows and changes in fair value attributable to the CDI Units to the holders of the Exchangeable Debentures; and returns to the company the interest and principle on a "plain vanilla" floating rate debt instrument. Hence our description of this synthetic derivative as a "synthetic total return swap" on the CDI Units.

2.

While we concur that DIG Issue B20 applies when the embedded derivative is a non-option derivative, it is unclear to us how you have met the criteria to consider this a non-option derivative. In light of the above comment, please provide us with additional information to support your conclusion.

We considered DIG Issue K3, interpretation 1:

"A combination of an embedded (nontransferable) purchased call (put) option and an embedded (nontransferable) written put (call) option in a single hybrid instrument that have the same terms (strike price, notional amount, and exercise date) and same underlying and that are entered into contemporaneously with the same counterparty should be considered as a single forward contract for purposes of applying the provisions of Statement 133 and related guidance. Those embedded options are in substance an embedded forward contract because they (a) convey rights (to the holder) and obligations (to the writer) that are equivalent from an economic and risk perspective to an embedded forward contract and (b) cannot be separated from the hybrid instrument in which they are embedded. Even though neither party is required to exercise its purchased option, the result of the overall structure is a hybrid instrument that will likely be redeemed at a point earlier than its stated maturity. That result is expected by both the hybrid instrument's issuer and investor regardless of whether the embedded feature that triggers the redemption is in the form of two separate options or a single forward contract. (However, if either party is required to exercise its purchased "option" prior to the stated maturity date of the hybrid instrument, the hybrid instrument should not be viewed for accounting purposes as containing one or more embedded derivatives. In substance, the debtor [issuer] and creditor [investor] have agreed to terms that accelerate the stated maturity of the instrument and the exercise date of the "option" is essentially the hybrid's actual maturity date. As a result, it is inappropriate to characterize the hybrid instrument as containing two embedded option contracts that are exercisable only on the actual maturity date or as containing an embedded forward contract that is a combination of an embedded purchased call [put] and a written put [call] with the same terms.)"

We believe that the combination of an embedded, nontransferable purchased put option and an embedded nontransferable written call option in a single hybrid instrument that have the same terms (strike price, notional amount, and exercise date) and same underlying and that are entered into contemporaneously with the same counterparty should be considered as a

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

single forward contract for purposes of applying the provisions of Statement 133 and related guidance and that consistent with DIG Issue K1, those embedded options are in substance an embedded forward contract because they (a) convey rights (to the holder) and obligations (to the writer) that are equivalent from an economic and risk perspective to an embedded forward contract and (b) cannot be separated from the hybrid instrument in which they are embedded.

We considered DIG Issue B20 in allocating the fair value of the host debt contract and to the non-option embedded derivative. DIG Issue B20 assumes that the non-option embedded derivative is a plain-vanilla forward contract with symmetrical risk exposure and that the hybrid instrument was newly entered into by the parties to the contract.

DIG Issue B 20 requires that the terms of the derivative be determined in a manner that results in its fair value being zero at the inception of the hybrid instrument. The FASB staff's rationale for its conclusion in B20 is that the cash flows of the hybrid instrument will be the same no matter what the contractual terms of the embedded non-option derivative are. Thus, contractual terms that produce a derivative's fair value other than zero at the inception of the hybrid are arbitrary. Allowing entities to separate the embedded derivative based on these terms would allow for the artificial allocation of the cost of the hybrid between the derivative and host contract. This would affect the timing of the subsequent recognition of these costs since the derivate is marked-to-market with changes being reflected in earnings currently and the host contract, a debt host in the above example, is carried at cost. Thus, different arbitrary terms for the derivative will create different patterns of earnings over the life of the hybrid contract even though its cash flows will always be the same. B20 requires a consistent approach to the allocation of the hybrid's costs and thus a consistent earnings pattern.

3.

You believe that fluctuations in the trading value of the Exchangeable Securities subsequent to their issuance are purely a result of the fair value of the embedded derivative instruments. This assertion appears to be based upon the fact that the debt host is a LIBOR based instrument, and that there have been no changes to your creditworthiness. Tell us the consideration you have given to the 3% floor in making this determination, as it would appear that the existence of a floor may result in a fixed rate debt host. If the Exchange Security was considered a fixed rate debt host, it would appear that a portion of the change in its value would be the result of changes in the embedded derivative, while a portion of the change would be due to changes in interest rates.

We considered DIG Issue B19, Identifying the Characteristics of a Debt Host Contract, in our conclusion that the host contract was a floating rate, short-tem debt instrument.

DIG Issue B19 states that "the characteristics of a debt host contract generally should be based on the stated or implied substantive terms of the hybrid instrument. Those terms may include a fixed-rate, floating-rate, zero-coupon, discount or premium, or some combination

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

thereof. In the absence of stated or implied terms, an entity may make its own determination of whether to account for the debt host as a fixed-rate, floating-rate, or zero-coupon bond. That determination requires the application of judgment, which is appropriate because the circumstances surrounding each hybrid instrument containing an embedded derivative may be different. That is, in the absence of stated or implied terms, it is appropriate to consider the features of the hybrid instrument, the issuer, and the market in which the instrument is issued, as well as other factors, in order to determine the characteristics of the debt host contract.  [emphasis added]

"However, an entity may not express the characteristics of the debt host contract in a manner that would result in identifying an embedded derivative that is not already clearly present in a hybrid instrument. For example, it would be inappropriate to identify a floating-rate host contract and an interest rate swap component that has a comparable floating-rate leg in an embedded compound derivative, in lieu of identifying a fixed-rate host contract. Similarly, it would be inappropriate to identify a fixed-rate host contract and a fixed-to-floating interest rate swap component in an embedded compound derivative in lieu of identifying a floating-rate host contract."

As discussed under question 1 above, we considered the 3% floor to be a component of one of the embedded derivatives — i.e., a floor on the obligation to pay to the holder of the Exchangeable Debentures the distributions we received on the CDI Units, which we considered to be, in substance, a swap. We did not consider the 3% floor to be a component of the debt host contract.

Thus, in accordance with DIG Issue B19, and in light of the expected short life of the Exchangeable Debentures, we determined that it was appropriate to deem that the debt host contract was a short-term floating-rate debt instrument.

Note 17. Segmented Information

4.

We have considered the information provided to us in your letter dated September 13, 2005, in response to comment 1, along with prior correspondences and information included in your filed documents. As explained more fully below, we are of the view that your aggregation of the operating segments within the MarCom group reportable segment does not comply with the guidance in SFAS No. 131.

You concluded on page 7 of your letter that the entities within the MarCom group meet the criteria set out in SFAS No. 131 paragraph 17 a. to e. However, in addition to these criteria, Statement 131 only permits aggregation of operating segments if. (a) aggregation is consistent with the objective and basic principles of Statement 131 and (b) the segments have similar economic characteristics. The objective of Statement 131 is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

We note that, in your letter dated September 13, 2005, management identified the following circumstances concerning the economic characteristics of the operating segments aggregated within the MarCom Group

•

The operating segments in the MarCom Group have a volatile revenue stream that "results in significant swings in profitability and staff costs to revenue from period to period for most of the operating segments"

•

The reputations of KBP LLC ("KBP") and Crispin Porter & Bogusky ("CPB") "for quality and innovative work have provided KBP and CPB with the opportunity to perform services at a more profitable level, resulting in a general overall higher gross margin."

•

TargetCom "provides a specific highly focused type of direct marketing which provides its customers with a measurable result. Such specialized services enable TargetCom to obtain higher margins than other entities."

•

Northstar "provides a significant amount of marketing communications related research, which requires the use of a significant amount of focus group services." "[T]he gross margins for Northstar have consistently been below the 30-40% range."

•

Accent Marketing Services LLC provides marketing strategy services that "include the design, development and implementation of direct marketing campaigns" and "include the use of Accent's call center facilities." In addition, we note in your letter dated July 15, 2005 that "[b]ecause Accent is providing data, its cost structure is different than that of the other business units..."

We note your gross margin analysis shows that there have been significant differences in gross margins among the operating segments and you forecast that these material differences will continue. In addition, you state in your July 15, 2005 letter that "it is expected that the larger agencies will produce higher operating income as a percentage of revenue due to the advantage of scale."

We note you provide in your Management Presentations, as furnished in Forms 8K, an analysis of MarCom revenues by region and by discipline, separately identifying Advertising/Integrated Communications, CRM and Direct Marketing, and Specialty Communications and Consulting.

Given the disparity of the operating segments gross margins and the differences in their operations and prospects, we believe separate reporting of segment information would materially improve an investor's understanding of the company's performance, prospects for future net cash flows, and assist them in making informed judgments

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

about the company as a whole. We request that management reassess the aggregation of the operating segments within the MarCom group. You should explain to us how your revised segment disclosures fully comply with SFAS No. 131 and file revised financial statements reflecting this corrected disclosure.

Management has reassessed its reportable operating segments to consist of six segments Customer Relationship Management ("CRM"), Strategic Marketing Services ("SMS"), Secured Card Business ("SCB"), Secured Paper Business ("SPB"), other which is called Diversified Communication Services ("DCS") and Corporate.

Customer Relationship Management

The CRM segment consists of Accent, which meets the criteria of paragraph 18, of FAS 131, with revenues in excess of 10% of the consolidated revenues.

Strategic Marketing Services

The SMS segment consists of eight operating segments, of which two, Crispin Porter & Bogusky ("CPB") and Kirshenbaum Bond Partners ("KBP"), meet the criteria of paragraph 18, of FAS 131. CPB has assets in excess of 10% of the Company's consolidated assets, and KBP has revenues in excess of 10% of the Company's consolidated revenues. CPB and KBP have been aggregated along with six other operating segments based on the criteria of paragraph 17 of FAS 131. Management believes that aggregation of these operating segments is consistent with the object and basic principles of FAS 131 in that all of these entities provide a diverse offering of strategic marketing consulting services. Due to the similarities in these businesses, they exhibit similar long term financial performance. These entities perform services on a full service basis or as individual offerings as a function of the client's needs at the time. The services offered include but are not limited to developing / implementing the strategy for marketing a client's brand(s), create and direct the plan for purchasing media to communicate the marketing message developed and/or buying media on behalf of such clients. Competitive factors for all of these businesses include the entities' reputation, management, ability to attract and retain the most talented personnel, personal relationships and quality and reliability of service and expertise. Pricing is sometimes important in obtaining new clients; however, it is the competitive factors which are the overriding criteria in attracting and retaining clients. Management believes that aggregation of these entities will provide investors with a better understanding of the Company's performance, allow investors to better assess its prospects for future net cash flows and permit investors to make more informed judgments about the Company as a whole.  These operating segments are similar in each of the following areas:

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

Nature of products and services: The nature of the SMS businesses are similar as they provide integrated marketing consulting services to attract interest in a client's product(s) or service(s) through the development and implementation of marketing strategy and communication. This is delivered through SMS's entrepreneurial firms that offer a full complement of marketing consulting services including advertising and media, marketing communications including direct marketing, public relations, corporate communications, marketing research, corporate identity and branding, interactive marketing and sales promotion. Solutions delivered to clients include custom tailored solutions that contribute to the development of a strategy, development and delivery of a marketing message and to the maintenance or extension of a brand(s). These businesses differ from our other marketing businesses because they provide a full complement of strategic marketing services while our other marketing businesses are niche players focusing on selected marketing services.

Nature of the production process: The following product processes are common in all entities within SMS. The nature of strategic marketing services is to create a means of developing interest in a client's product(s) or service(s) through the use of various forms of communication. The production process is similar in that there are research, analysis, planning and execution steps involved in the delivery of the entire range of marketing services. Clients often consider using a single marketing service or a range of marketing services. Furthermore, they may elect to use multiple marketing services companies or have a single company provide such services. In all cases, an account executive is used to interact with the client and coordinate the delivery of the service, a creative group is used to develop and plan the implementation of the service and the production group is used to execute.

Type of customer: The customer base for each entity is very broad. It is generally any enterprise that wishes to develop interest in the goods or services it sells. The client usually has one budget from which it will buy the marketing services it deems appropriate for its strategy. SMS's entities offer such services across a range of clients. As an example, a single SMS entity can provide similar services to governments, technology companies and agricultural industry clients concurrently. Each of the entities provides marketing consulting services to similar types of clients and often shares several clients. In some of client relationships, SMS businesses, act as agents to procure third party services for things such as research, production and media buys.

Methods used to distribute services: The method of providing strategic marketing services is a labor-intensive effort resulting in some form of marketing strategy and communication. All of the SMS entities' core deliverable is artistic or intellectual inventiveness. In all cases, an account manager is used to interact with the client and coordinate the delivery of the service within the business unit, a creative group is used to develop and design the service and the production group is used to execute delivery of the final deliverables.

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

Additional Quantitative Factors

The SMS reportable segment of companies consists of small to midsize businesses located in North America. These companies exhibit similar long-term financial performance, demonstrated through the similarity in their gross margins and staff cost ratios as set forth in the attached Exhibit A.

The companies within the SMS segment have shown gross margins in the 40% - 50% range over the past three years, and it is our anticipation that they will continue to have these similar margins. Although there is some volatility in margins between years and between companies, the volatility falls within a reasonable range. Results of operations in any given year may vary based on specific client and project wins and losses and shifts in client spending among periods, as well as the lag in increasing and decreasing staffing resources necessary to match the revenue servicing requirements while simultaneously maintaining profitability. Management of these companies continually manage their operations to the same gross margin matrix.

The operating segments within SMS are in a services business with the primary cost of service being salary and salary related costs. Companies within the SMS segment show similar ratios of staff costs to revenue that fall primarily in the 50% to 60% range. In order to be profitable and competitive, service businesses in the marketing and communications industry need to monitor and manage their staff costs aggressively. Staff costs in the sector are generally impacted over the long-term by the same economic characteristics (inflation, business cycles) as well as industry characteristics (competition for resources, seasonality of business, spending on marketing and advertising).

Generally, salary costs as a percentage of revenue will fluctuate period over period as a result of several factors including the following:

•

As levels of agency revenues change (i.e., winning/losing client or project) the agency must react to the change and either increase/decrease the staff compliment or take action to increase revenue. The decision making process often lags the change in revenue due to the lag of hiring new employees and the lag in terminating employees when decreases in revenue are assessed to be other than temporary.

•	One time charges for severance costs.

However, over the long-term, salary costs are expected to be in the range of 50-60% of revenue. As discussed above, where entities generally have been higher than this range during a short period, the Company has taken steps including changing the existing management and restructuring the business to manage the salary costs to an acceptable range. During 2005, MDC management restructured the management of Margeottes Fertitta & Partners and completed a strategic acquisition at this entity, which is expected to bring the costs and profitability within the expected and acceptable ranges. MDC management is currently exploring options relating to

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

Ambrose Carr Linton Carroll to restructure/re-organize to bring their costs and profitability within the expected and acceptable ranges.

Conclusion

Based on the above qualitative and quantitative analysis management believes it has met the criteria set out in FAS 131 to aggregate these operating segments in one reportable segment, i.e. SMS.

Secured Card Business

The SCB segment consists of two operating segments, Metaca Graphics which meets the criteria of paragraph 18 of FAS 131, due to its operating loss being in excess of 10% of the absolute amount of report profit, and Placard Australian Cards. Metaca and Placard have been aggregated based on the criteria of paragraph 17 of FAS 131. Management believes that aggregation of these operating segments is consistent with the object and basic principles of FAS 131 in that these entities produce electronic transaction products such as credit, debit, telephone and smart cards. Due to the similarities in these businesses, they exhibit similar long-term financial performance. These entities share the same production equipment and the same technology needs relating to such equipment. Management believes that aggregation of these entities will provide a better understanding of the Company's performance, better assess its prospects for future net cash flows and make more informed judgments about the Company as a whole. The gross margins of these two entities have converged and are expected to continue to converge in the 40-50% range. SCB's competitive factors include design capability, quality, reliability and service and production capability. Price is also an important criterion, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria of secured reliable service. To be successful, innovative, highly specialized secure products require leading edge technology delivered at an appropriate cost structure. These operating segments are similar in each of the following areas:

Nature of products and services: Both entities within SCB produce secured cards as well as smart cards that incorporate a high degree of security measures built within them to prevent counterfeiting or inappropriate usage. Products for each of these business units are only manufactured for specific customers. Neither of the business units produces products to be sold outside of contracted amounts.

Nature of production process: Printing technologies for the production of small items in mass quantities are used by both entities. This printing technology includes specialized micro-printing in the production process. Due to the security matters over the products (credit/smart cards) the manufacturing facilities are required to have a high degree of physical security and the quality of the manufacturing process is extremely important. The inputs into the manufacturing process are similar, involving inks and various petroleum based products.

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

Type of customer: The customers all have one thing in common; they all require products with a heightened security element embedded in them. Customers are primarily financial institutions, large retailers and telecommunication companies. These customers generally contract with the SCB entities in a similar manner, through formal RFP and generally sign multi year contracts. The secure products industry has significant qualitative barriers to entry. Companies competing in this industry have developed trusting relationships with their customers, must process expertise in specific technologies, such as micro-printing and generally are 100% accountable for every item produced. Security risks relate to both the manufacturing process and the impact if a product is not 100% accounted for, such that a breach in either could impact all customers.

Methods used to distribute products: The deliveries of products for these entities require specialty services. Security around delivery is imperative due to the nature of the products. Types of security used in the delivery process includes, secured couriers and separate mailing of PIN numbers.

Conclusion

Based on the above qualitative and quantitative analysis management believes it has met the criteria set out in FAS 131 to aggregate these operating segments in one reportable segment, i.e. SCB.

Secured Paper Business

The SPB segment consists of two operating segments, Ashton Porter and Mercury Graphics neither of which meets the criteria of paragraph 18 of FAS 131 to be reported as an individual reportable segment. Ashton and Mercury have been aggregated based on the criteria of paragraph 17 of FAS 131. Management believes that aggregation of these operating segments is consistent with the object and basic principles of FAS 131 in that these entities produce secured paper products using web based printing technologies. Due to the similarities in these businesses, they exhibit similar long-term financial performance. Operating costs for SPB are impacted by production outsourcing, plant expansions and the impact of new manufacturing equipment. Management believes that aggregation of these entities will provide a better understanding of the Company's performance, better assess its prospects for future net cash flows and make more informed judgments about the Company as a whole. The gross margins of these two entities have converged and are expected to continue to converge in the 30-40% range. SPB's competitive factors include design capability, quality, reliability and service and production capability. Price is also an important criterion, but is secondary to the initial requirement for a supplier to satisfy a potential customer that it has the proven ability to meet the primary criteria of secured reliable service. SPB's industry is based on quality, customer service, design and production capability. These operating segments are similar in each of the following areas:

Nature of products and services: Both entities within SPB produce secured specialty printed products which include stamps, labels and tickets. Products for each of these business units are

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

only manufactured for specific customers. Neither of the business units produces products to be sold outside of contracted amounts.

Nature of production process: Printing technologies for the production of small items in mass quantities are used by both entities. This printing technology includes a specialized web based production process. Due to the security matters over the products (stamps, lottery tickets, event tickets) the manufacturing facilities are required to have a high degree of physical security and the quality of the manufacturing process is extremely important. The inputs into the manufacturing process are similar, involving paper, inks and various petroleum based products. Additionally, the nature of the products produced are similar in that they all have a high degree of security measures built within them to prevent counterfeiting or inappropriate usage.

Type of customer: The customers all have one thing in common; they all require products with a heightened security element embedded in them. Customers are from a wide variety of industries, generally contract with the SPB entities in a similar manner, through formal RFP and generally sign multi year contracts. The secure products industry has significant qualitative barriers to entry. Companies competing in this industry have developed trusting relationships with their customers, must process expertise in specific technologies and generally are 100% accountable for every item produced. Security risks relate to both the manufacturing process and the impact if a product is not 100% accounted for, such that a breach in either could impact all customers.

Methods used to distribute products: The deliveries of products for these entities require specialty services. Security around delivery is imperative due to the nature of the products. Types of security used in the delivery process includes, secured couriers or direct customer pick-up as in the case of the US Postal Service.

Conclusion

Based on the above qualitative and quantitative analysis management believes it has met the criteria set out in FAS 131 to aggregate these operating segments in one reportable segment, i.e. SPB.

Diversified Communication Services (Other)

The DCS segment consists of all other marketing communication entities, which do not provide a full complement of strategic marketing services, but rather are niche players and therefore do not share the same economic characteristics of the entities within the SMS segment. These entities have been grouped together as; in total they represent less than 25% of total revenue and are not required to be reported separately.

Corporate

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

The Corporate segment is being reported separately as it meets the criteria of paragraph 18 of FAS 131 due to its operating loss being in excess of 10% of the absolute amount of report profit.

See attached exhibit regarding revenue, gross margin and staff cost ratios.

Overall Conclusion

For the foregoing reasons, management has reassessed its reportable operating segments to consist of the following six segments: Customer Relationship Management ("CRM"), Strategic Marketing Services ("SMS"), Secured Card Business ("SCB"), Secured Paper Business ("SPB"), other which is referred to as Diversified Communication Services ("DCS"), and Corporate. Management firmly believes that these revised segments, as discussed above, fully comply with SFAS 131.

The Company will be filing its Form 10-Q for the quarter ended September 30, 2005 on the basis of the segments set forth in this response letter. Management has determined that the changes of the Company's reportable operating segments is not material as it relates to the Company's previously filed financial statements, including its Form 10-K for the period ended December 31, 2004. Management has reached this conclusion based on the following factors. First, there have been no changes or errors in the financial statements from the Company's previously filed financial statements. Second, much of the financial information provided for the additional reportable operating segments has previously been disclosed in a similar manner to investors in the Company's Current Reports Form 8-Ks (including, as you noted, in the Company's quarterly Management Presentations). Lastly, the Company has previously provided disclosure in its Management Discussion & Analysis sections to its prior Form 10-Qs and Form 10-K to describe the basis for any trends in its operating performance, and additional disclosure would not have been meaningful in any material manner to investors. Accordingly, management proposes to apply the change in segments beginning with its Q3 2005 reporting.

As we have previously discussed with the Commission, the Company is in the process of filing an S-1 registration statement as it relates to the 8% convertible debt issued in June 2005. In light of this Form S-l filing and managment's determination that the change in segmented reporting is not material to the previously filed Form 10-K, the Company is requesting that the changes to our segmented information disclosures be made in the financial information being filed with the S-1 on the basis of a retroactive change in reportable segments in accordance with paragraphs 34 and 35 of FAS 131 rather than a restatement or error.

5.

We note in your response to prior comment 1 that Metaca's operating loss in 2004 was in excess of 10% of the absolute amount of the reported profit. In light of Metaca meeting the quantitative threshold discussed in paragraph 18 of SFAS 131, you should revise your disclosure to present Metaca as a separate reportable segment for each year presented.

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

See response to Question 4 above, which describes the Company's determination to aggregate Metaca with Placard to form the Secured Card Business.

6.

We note that you have furnished Forms 8-K disclosing revenues for each category of services that you provide. Please disclose this information in your segment footnote in accordance with paragraph 37 of SFAS 131.

Based on the recasting of the segments as discussed above, management has determined that the disclosures in the Forms 8-K previously filed are no longer relevant. In addition, based on the recasted segments, all material trends relating to the different types of services previously provided in Form 8-K will be substantially included in the segment reporting and accompanying MD&A disclosures.

*                  *               *                *                *                *

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Mr. Larry Spirgel

Securities and Exchange Commission

October 28, 2005

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadel, Chairman, President and Chief Executive Officer
Steven Berns, Vice Chairman and Executive Vice President
Members of the Audit Committee
MDC Partners Inc.
Bruce Toner
KPMG
Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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